SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Schedule 13D/A
(Amendment No. 16)
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Morton H. Kinzler c/o Barnwell Industries, Inc. 1100 Alakea Street, Suite 2900 Honolulu, Hawaii 96813 (808) 531-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.: 068221100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Morton H. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,357,560

	8	SHARED VOTING POWER
182,897(1)

	9	SOLE DISPOSITIVE POWER
1,357,560

	10	SHARED DISPOSITIVE POWER
182,897(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,542,305(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)           The 182,897 shares of common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation (the "Company"), are owned by the R. David Sudarsky Testamentary Charitable Trust (the "Trust"), of which Mr. Kinzler is co-trustee.  This amount does not include 1,848 shares owned by Mr. Kinzler's wife.  She has sole power to vote and to dispose of all of such shares, and Mr. Kinzler expressly disclaims beneficial ownership of all of his wife's shares.

(2) Includes 182,897 shares of Common Stock owned by the Trust and 1,848 shares of Common Stock owned by Mr. Kinzler's wife, of which Mr. Kinzler disclaims beneficial ownership.

(3) Based on 8,277,160 shares of Common Stock of the Company outstanding as of May 8, 2017, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

CUSIP No.: 068221100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of R. David Sudarsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

This filing constitutes Amendment No. 16 to the Schedule 13D relating to the common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission, as last amended by Amendment No. 15 filed on June 19, 2014, to furnish the additional information set forth herein.  Mr. Kinzler was appointed as the executor of the Estate of R. David Sudarsky (the "Estate"), in accordance with the terms of the will of R. David Sudarsky.  On June 2, 2017, shares of Common Stock held by the Estate were transferred to beneficiaries of R. David Sudarsky, with 182,897 of those shares of Common Stock being transferred to the Trust, in accordance with the terms of the will of R. David Sudarsky.  As a result of these transfers of shares, the Estate does not own any shares of Common Stock.  Mr. Kinzler is co-trustee of the Trust.  Both Mr. Kinzler and the Trust own shares of Common Stock.  As a result of being named as co-trustee of the Trust, Mr. Kinzler acquired beneficial ownership of an additional 182,897 shares of Common Stock.  Accordingly, Mr. Kinzler is filing this statement with the Securities and Exchange Commission on Schedule 13D/A pursuant to Section 13(d) of the Act.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  The names of the reporting persons are Morton H. Kinzler and the Estate of R. David Sudarsky.

(b)  Mr. Kinzler's business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.  The Estate's business address is c/o Stephen Newman, Esq., The Wagner Law Group, 7108 Fairway Drive, Suite 125, Palm Beach Gardens, Florida 33418.

(c)  Mr. Kinzler is Chairman of the Board of the Company.  The Estate was organized upon the death of R. David Sudarsky on March 31, 2014.

(d)  Neither Mr. Kinzler nor the Estate have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Neither Mr. Kinzler nor the Estate have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kinzler is a citizen of the United States.  The Estate was created under the laws of the State of Florida upon the death of R. David Sudarsky.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On March 31, 2014, Mr. Kinzler was appointed as the executor of the Estate, in accordance with the terms of the will of R. David Sudarsky.  As a result of such appointment, Mr. Kinzler was charged with collecting and distributing the assets of the Estate, including the 731,600 shares of Common Stock held by the Estate.  On June 2, 2017, shares of Common Stock held by the Estate were transferred to beneficiaries of R. David Sudarsky, with 182,897 shares of Common Stock being transferred to the Trust. Mr. Kinzler is co-trustee of the Trust, and accordingly, indirect beneficial ownership may be attributable to Mr. Kinzler with respect to the 182,897 shares of Common Stock held by the Trust.  As of June 2, 2017, the Estate does not own any shares of Common Stock.

On October 10, 2014, Mr. Kinzler acquired with personal funds an aggregate of 5,000 shares of Common Stock in various open-market transactions.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Effective December 31, 2016, Mr. Kinzler resigned as Chief Executive Officer of the Company.   Mr. Kinzler is still Chairman of the Board of the Company.  Mr. Kinzler held 1,357,560 shares of Common Stock in his own name prior to his acquisition of indirect beneficial ownership of an additional 182,897 shares of Common Stock through his appointment as co-trustee of the Trust (as disclosed in Item 3). As of June 2, 2017 and pursuant to the transfer of Estate assets described in Item 3, the Estate does not own any shares of Common Stock.

Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.

Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Items 5 is hereby amended and restated in its entirety as follows:

(a)  Mr. Kinzler may be deemed to beneficially own 1,542,305 shares of Common Stock, which includes 182,197 shares of Common Stock owned by the Trust and 1,848 shares of Common Stock owned by Mr. Kinzler's wife, of which Mr. Kinzler disclaims beneficial ownership.  The foregoing 1,542,305 shares of Common Stock represent approximately 18.6% of the Company's outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of May 8, 2017, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).  As of June 2, 2017 and pursuant to the transfer of Estate assets described in Item 3, the Estate does not own any shares of Common Stock.

(b)  For Mr. Kinzler, see Items 7-10 on his Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).  For the Estate, see Items 7-10 on its Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  For Mr. Kinzler, see Item 3 for information on transactions with respect to the Common Stock during the past sixty days or since the date on which Mr. Kinzler last filed an amendment to this Schedule 13D.  For the Estate, see Item 3 for information on transactions with respect to the Common Stock during the past sixty days.

(d)  For Mr. Kinzler, none, except for 182,197 shares of Common Stock owned by the Trust and 1,848 shares of Common Stock owned by Mr. Kinzler's wife disclosed in Item 5(a).  For the Estate, none.

(e)  Not applicable for Mr. Kinzler.  As of June 2, 2017, the Estate does not own any shares of Common Stock and ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 6 is hereby amended and restated in its entirety as follows:

None.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017	By:	/s/ Morton H. Kinzler
Name: Morton H. Kinzler

ESTATE OF R. DAVID SUDARSKY

By:	/s/ Morton H. Kinzler
Name: Morton H. Kinzler Title: Executor